Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
		(in millions)
Income before income taxes	$934	$1,497	$1,161	$901	$660
Plus fixed charges:
Interest expense including amortization of debt issuance costs	65	39	34	71	77
Assumed interest element included in rent expense	43	27	21	21	17

	108	66	55	92	94

Adjusted earnings	1,042	1,563	1,216	993	754
Fixed charges	(108)	(66)	(55)	(92)	(94)

Excess of earnings to cover fixed charges	$934	$1,497	$1,161	$901	$660

Ratio of earnings to fixed charges (1)	9.61	23.68	22.29	10.84	8.02

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.